President & CEO Ronald W. Allen	Aaron’s, Inc.®
Executive Vice President & CFO Gilbert L. Danielson
309 E. Paces Ferry Rd. N.E. Suite 1100
COO William K. Butler, Jr.	Atlanta, Georgia 30305-2377/(404) 231-0011

January 16, 2013

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Mr. Rufus Decker, Accounting Branch Chief

RE:         Aaron’s, Inc.

Form 10-K for the Year ended December 31, 2011

Filed February 29, 2012

Form 10-Q for the Period ended September 30, 2012

Filed November 7, 2012

File No. 1-13941

Dear Mr. Decker:

Aaron’s, Inc. (the “Company”) hereby provides below responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated December 17, 2012. For convenience of reference, each comment contained in your December 17, 2012 letter is reprinted below in italics, numbered to correspond with the comment numbers assigned in your letter, and is followed by the corresponding response of the Company.

Unless the context requires otherwise, references to we, our, us, Aaron’s or the Company in the responses below refer to Aaron’s, Inc.

Form 10-K for the Year Ended December 31, 2011

General

Letter to the Securities and Exchange Commission

January 16, 2013

1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Response:

The Company has provided, where applicable, the proposed additional disclosures or other revisions in its responses below and will include these additional disclosures and other revisions or substantially similar disclosures in its future filings, where applicable.

Management's Discussion and Analysis

Critical Accounting Policies

Leases and Closed Store Reserves, page 25

2.	We note that you record an estimate of the future obligation related to closed stores based upon the present value of the future lease payments and related commitments, net of estimated sublease income based upon historical experience. We further note that due to changes in market conditions, your estimates related to sublease income may change and as a result, your actual liability may be more or less than the liability recorded at December 31, 2011. Given this fact, please expand your disclosures to quantify the gross amount of your future obligations related to closed stores.

Response:

Beginning with the Form 10-K for the year ended December 31, 2012, the Company will revise its Management’s Discussion and Analysis of Financial Condition and Results of Operations section with the addition of disclosure in substantially the following form:

Leases and Closed Store Reserves.

From time to time, we close or consolidate stores. Our primary costs associated with closing stores are the future lease payments and related commitments. We record an estimate of the future obligation related to closed stores based upon the present value of the future lease payments and related commitments, net of estimated sublease income based upon historical experience. As of December 31, 2011 and 2010, our reserve for closed stores was $3.8 million and $6.4 million, respectively. Due to changes in market conditions, our estimates related to sublease income may change and, as a result, our actual liability may be more or less than the recorded amount. Excluding estimated sublease income, our future obligations related to closed stores on an undiscounted basis were $6.1 million and $9.3 million as of December 31, 2011 and 2010, respectively.

Results of Operations, page 27

Letter to the Securities and Exchange Commission

January 16, 2013

3.	Please address the following comments with regards to your discussion of results of operations:
  Present and discuss each segment's revenues and clarify which of the revenue line items presented in your table is reflected in each segment;
  Provide a discussion of each segment's earnings before income taxes for each period presented;
  Explain the reason for the increase in litigation expense; and
  Expand your discussion of depreciation expense to address whether utilization rates impacted your depreciation expense. In this regard, we note from your critical accounting policy disclosures that you have different depreciation rates for merchandise on lease and merchandise not on lease.

Response:

Beginning with the Form 10-K for the year ended December 31, 2012, the Company will revise its Management’s Discussion and Analysis of Financial Condition and Results of Operations section with the addition of disclosure in substantially the following form. For illustrative purposes, we have included revised narrative disclosures only for the year ended December 31, 2011 versus the year ended December 31, 2010 and not prior year-to-year analyses.

Results of Operations – Twelve Months Ended December 31, 2011, 2010 and 2009

	Year Ended December 31,			Change
				2011 vs. 2010		2010 vs. 2009
	2011	2010	2009	$	%	$	%
(In Thousands)
REVENUES:
Lease Revenues and Fees	$1,516,508	$1,402,053	$1,310,709	$114,455	8.2%	$91,344	7.0%
Retail Sales	38,557	40,556	43,394	(1,999)	(4.9%)	(2,838)	(6.5%)
Non-Retail Sales	388,960	362,273	327,999	26,687	7.4%	34,274	10.4%
Franchise Royalties and Fees	63,255	59,112	52,941	4,143	7.0%	6,171	11.7%
Other	15,051	12,344	17,610	2,707	21.9%	(5,266)	(29.9%)
	2,022,331	1,876,338	1,752,653	145,993	7.8%	123,685	7.1%
COSTS AND EXPENSES:
Retail Cost of Sales	22,738	23,013	25,730	(275)	(1.2%)	(2,717)	(10.6%)
Non-Retail Cost of Sales	353,745	330,918	299,727	22,827	6.9%	31,191	10.4%
Operating Expenses	872,248	824,929	771,634	47,319	5.7%	53,295	6.9%
Lawsuit Expense	36,500	-	-	36,500	100.0%	-	100.0%
Depreciation of Lease Merchandise	550,732	504,105	474,958	46,627	9.2%	29,147	6.1%
	1,835,963	1,682,965	1,572,049	152,998	9.1%	110,916	7.1%

OPERATING PROFIT	186,368	193,373	180,604	(7,005)	(3.6%)	12,769	7.1%
Interest Income	1,718	509	134	1,209	237.5%	375	279.9%
Interest Expense	(4,709)	(3,096)	(4,299)	(1,613)	52.1%	1,203	(28.0%)
EARNINGS BEFORE INCOME TAXES	183,377	190,786	176,439	(7,409)	(3.9%)	14,347	8.1%

INCOME TAXES	69,610	72,410	63,561	(2,800)	(3.9%)	8,849	13.9%
NET EARNINGS FROM CONTINUING OPERATIONS	113,767	118,376	112,878	(4,609)	(3.9%)	5,498	4.9%
LOSS FROM DISCONTINUED OPERATIONS, NET OF TAX	-	-	(277)	-	0.0%	277	(100.0%)
NET EARNINGS	$113,767	$118,376	$112,601	$(4,609)	(3.9%)	$5,775	5.1%

Letter to the Securities and Exchange Commission

January 16, 2013

For all years presented, the Company’s Sales and Lease Ownership, HomeSmart and Franchise segments accounted for substantially all of the operations of the Company and, therefore, unless otherwise noted only material changes within these three segments are discussed.  The production of our Manufacturing segment, consisting of our Woodhaven Furniture Industries division, is leased or sold through our Company-operated and franchised stores, and consequently that segment’s revenues and earnings before income taxes are eliminated through the elimination of intersegment revenues and intersegment profit.

Revenues

Information about our revenues by reportable segment is as follows:

	Year Ended December 31,			Change
				2011 vs. 2010		2010 vs. 2009
(In Thousands)	2011	2010	2009	$	%	$	%
REVENUES:
Sales and Lease Ownership [1]	$1,938,614	$1,803,601	$1,685,728	$135,013	7.5%	$117,873	7.0%
HomeSmart [1]	15,624	56	-	15,568	nmf	56	100.0%
Franchise [2]	63,255	59,112	52,941	4,143	7.0%	6,171	11.7%
Manufacturing	89,430	79,113	72,418	10,317	13.0%	6,695	9.2%
Other	8,096	15,132	18,588	(7,036)	(46.5%)	(3,456)	(18.6%)
Revenues of Reportable Segments	2,115,019	1,957,014	1,829,675	158,005	8.1%	127,339	7.0%
Elimination of Intersegment Revenues	(89,430)	(79,113)	(72,418)	(10,317)	13.0%	6,695)	9.2%
Cash to Accrual Adjustments	(3,258)	(1,563)	(4,604)	(1,695)	108.4%	3,041	(66.1%)
Total Revenues from External Customers	$2,022,331	$1,876,338	$1,752,653	$145,993	7.8%	$123,685	7.1%

nmf - Calculation is not meaningful

1 Segment revenue consists of lease revenues and fees, retail sales and non-retail sales.

2 Segment revenue consists of franchise royalties and fees.

Year Ended December 31, 2011 Versus Year Ended December 31, 2010

Sales and Lease Ownership. Sales and Lease Ownership segment revenues increased due to a 7.5% increase in lease revenues and fees and 7.1% increase in non-retail sales (which mainly represents merchandise sold to our franchisees). Lease revenues and fees within the Sales and Lease Ownership segment increased due to a net addition of 78 Company-operated stores since the beginning of 2010 and a 4.4% increase in same store revenues. Non-retail sales increased primarily due to net additions of 116 franchised stores since the beginning of 2010.

Sales and Lease Ownership segment revenues include a $3.0 million gain from the sales of 25 Sales and Lease Ownership stores in 2011 and a $1.9 million gain on the sales of 11 Sales and Lease Ownership stores in 2010. The Company has classified gains from the sales of Sales and Lease Ownership stores as other revenues in the Company’s consolidated statements of earnings.

Letter to the Securities and Exchange Commission

January 16, 2013

HomeSmart. HomeSmart segment revenues increased to $15.6 million primarily due to the growth in the number of HomeSmart stores to 71, all of which have been added since the beginning of 2010.

Franchise. Franchise segment revenues increased primarily due to a $4.0 million, or 8.4%, increase in royalty income from franchisees. Franchise royalty income increased primarily due to the growth in the number of franchised stores and a 1.3% increase in same store revenues of existing franchised stores. The total number of franchised sales and lease ownership stores at December 31, 2011 was 713, reflecting a net addition of 116 stores since the beginning of 2010.

Other. Revenues in the “Other” segment are primarily revenues of the Aaron’s Office Furniture division, revenues from leasing space to unrelated third parties in the corporate headquarters building and revenues from several minor unrelated activities. Other segment revenues decreased $7.0 million primarily due to a $7.9 million decrease in the Aaron’s Office Furniture division revenues due to the closure of 14 stores during 2010.

Costs and Expenses

Year Ended December 31, 2011 Versus Year Ended December 31, 2010

Retail cost of sales. Retail cost of sales decreased $275,000, or 1.2%, to $22.7 million in 2011, from $23.0 million for the comparable period in 2010, and as a percentage of retail sales, increased to 59.0% from 56.7% due to a change in the mix of products.

Non-retail cost of sales. Non-retail cost of sales increased 6.9%, to $353.7 million in 2011, from $330.9 million for the comparable period in 2010, and as a percentage of non-retail sales, decreased to 90.9% in 2011 from 91.3% in 2010.

Operating expenses. Operating expenses in 2011 increased $47.3 million to $872.2 million from $824.9 million in 2010, a 5.7% increase. As a percentage of total revenues, operating expenses decreased to 43.1% in 2011 from 44.0% in 2010.

We began ceasing the operations of the Aaron’s Office Furniture division in June of 2010. We closed 14 Aaron’s Office Furniture stores during 2010 and have one remaining store open to liquidate merchandise. As a result, in 2010 we recorded $3.3 million in closed store reserves and $4.7 million in lease merchandise write-downs and other miscellaneous expenses, totaling $9.0 million in operating expenses, related to the closures. No operating expenses related to the closure were recorded in 2011.

Lawsuit expense. The Company recorded $36.5 million in lawsuit expense in 2011, which represents the $41.5 million judgment, as reduced, in the Alford v. Aaron Rents, Inc. et al legal proceeding, and associated legal fees and expenses, net of insurance coverage of $5.0 million for this litigation. Refer to Note F: Commitments and Contingencies in the notes to the consolidated financial statements for further discussion. There was no similar charge during 2010.

Letter to the Securities and Exchange Commission

January 16, 2013

Depreciation of lease merchandise. Depreciation of lease merchandise increased $46.6 million to $550.7 million in 2011 from $504.1 million during the comparable period in 2010, a 9.2% increase as a result of higher on-rent lease merchandise due to the growth of our Sales and Lease Ownership and HomeSmart segments. Levels of merchandise on lease remained consistent year over year, resulting in idle merchandise representing approximately 5% of total depreciation expense in 2011 and 2010. As a percentage of total lease revenues and fees, depreciation of lease merchandise increased slightly to 36.3% from 36.0% in the prior year.

Operating Profit

Interest income. Interest income increased to $1.7 million in 2011 compared with $0.5 million for the comparable period in 2010. The increase in interest income is due to higher average investment balances during the year ended December 31, 2011.

Interest expense. Interest expense increased to $4.7 million in 2011 compared with $3.1 million in 2010, a 52.1% increase. The increase is directly related to the issuance of our senior unsecured notes on July 5, 2011.

Income Tax Expense

Income tax expense decreased $2.8 million to $69.6 million in 2011, compared with $72.4 million in 2010, representing a 3.9% decrease. Our effective tax rate was 38.0% in both 2011 and 2010.

Net Earnings from Continuing Operations

Information about our earnings before income taxes by reportable segment is as follows:

	Year Ended December 31,			Change
				2011 vs. 2010		2010 vs. 2009
	2011	2010	2009	$	%	$	%
(In Thousands)
EARNINGS BEFORE INCOME TAXES:
Sales and Lease Ownership	$143,686	$159,417	$147,261	$(15,731)	(9.9%)	$12,156	8.3%
HomeSmart	(7,283)	(318)	-	(6,965)	nmf	(318)	100.0%
Franchise	49,577	45,935	39,335	3,642	7.9%	6,600	16.8%
Manufacturing	2,960	3,218	3,341	(258)	(8.0%)	(123)	(3.7%)
Other	818	(12,437)	(5,624)	13,255	(106.6%)	(6,813)	121.1%
Earnings Before Income Taxes for Reportable Segments	189,758	195,815	184,313	(6,057)	(3.1%)	11,502	6.2%
Elimination of Intersegment Profit	(2,960)	(3,218)	(3,341)	258	(8.0%)	123	(3.7%)
Cash to Accrual and Other Adjustments	(3,421)	(1,811)	(4,533)	(1,610)	88.9%	2,722	(60.0%)
Total	$183,377	$190,786	$176,439	$(7,409)	(3.9%)	$14,347	8.1%

nmf - Calculation is not meaningful

Year Ended December 31, 2011 Versus Year Ended December 31, 2010

Earnings before income taxes decreased $7.4 million, or 3.9%, primarily due to a $15.7 million, or 9.9%, decrease in the Sales and Lease Ownership segment and a $7.0 million decrease in the HomeSmart segment, partially offset by a $3.6 million, or 7.9%, increase in the Franchise segment and a $13.3 million increase in the “Other” segment, primarily due to the closure of 14 Aaron’s Office Furniture division stores during 2010.

Letter to the Securities and Exchange Commission

January 16, 2013

Net earnings decreased $4.6 million to $113.8 million in 2011 compared with $118.4 million in 2010, representing a 3.9% decrease. As a percentage of total revenues, net earnings from continuing operations were 5.6% and 6.3% in 2011 and 2010, respectively. The decrease in net earnings was primarily the result of the increase in litigation expense, offset by an increase in profitability of new Company-operated sales and lease ownership stores added over the past several years, contributing to a 4.4% increase in same store revenues, and a 7.0% increase in franchise royalties and fees.

Liquidity and Capital Resources

General, page 32

4.	Please expand your discussion of the $257.9 million increase in cash flows from operations to provide a more substantive discussion of this material increase in cash flows. Specifically, quantify and explain why you had lower tax payments and tax refunds. Also, while you indicate that the increase in cash flows is also due in part to income from operations, we note that your income from operations actually decreased from 2010 to 2011.

Response:

Beginning with the Form 10-K for the year ended December 31, 2012, the Company will revise its Management’s Discussion and Analysis of Financial Condition and Results of Operations section with the addition of disclosure in substantially the following form:

Liquidity and Capital Resources

General

Cash flows from continuing operations for the years ended December 31, 2011, 2010 and 2009 were $307.2 million, $49.3 million and $193.7 million, respectively, due to increases in cash flows from operating activities. The $257.9 million increase in cash flows from operating activities in 2011 is primarily related to the approximate $162.0 million impact of the enactment of tax legislation that resulted in overpayments of federal income taxes in 2010 for which we received approximately $80.9 million in refunds in 2011. In September 2010 the Small Business Jobs Act of 2010 was enacted and in December 2010, the Tax Relief, Unemployment Insurance Reauthorization, and Job Creation Act of 2010 was enacted. As a result of the bonus depreciation provisions in these acts, in 2010 we made estimated payments greater than our anticipated 2010 federal tax liability.

The 2011 increase in cash flows from operating activities also includes $40.0 million in increased non-cash accrued litigation expense, substantially due to the Alford v. Aarons Rents, Inc. et al case discussed in Item 3 and in Note F, $46.6 million in increased non-cash depreciation expense related to lease merchandise and a $30.2 million increase in the book value of lease merchandise sold or disposed due primarily to increases in non-retail cost of sales, partially offset by lower earnings.

Letter to the Securities and Exchange Commission

January 16, 2013

Financial Statements

Notes to the Financial Statements

Note A - Summary of Significant Accounting Policies, page 45

Goodwill and Other Intangibles, page 47

5.	Please expand your disclosures to address the following:
  You test goodwill and intangibles with indefinite lives at the operating segment level. Please clarify here and in Note K what your operating segments are;
  Please identify the nature and quantify the amount of your intangibles with indefinite lives;
  The fair value of reporting units used in the goodwill and intangible assets with indefinite lives impairment test is determined based on either a multiple of gross revenue or other appropriate fair value methods. Please separately identify the impairment test(s) for goodwill and your intangibles with indefinite lives;
  Please clarify what is meant by other appropriate fair value methods and whether multiple methods are being used to value goodwill and intangibles with indefinite lives. If so, please clarify how you weight each of the methods used, including the basis for that weighting;
  Please disclose if and/or how the methodologies used for valuing goodwill and intangibles with indefinite lives in the current year have changed since the prior year; and
  The HomeSmart division reporting unit is the only reporting unit for which estimated fair values were not substantially in excess of their carrying values. It also appears that this reporting unit as well as reportable segment has continued to record losses before income taxes through the nine months ended September 30, 2012 based on page 14 of your Form 10-Q for the period ended September 30, 2012. In this regard, please disclose the amount of goodwill associated with this reporting unit so that readers have may better understand and evaluate the asset at risk.

Response:

Beginning with the Form 10-K for the year ended December 31, 2012, the Company will revise Note A: Summary of Significant Accounting Policies to include disclosures in substantially the following form:

Goodwill represents the excess of the purchase price paid over the fair value of the identifiable net tangible and intangible assets acquired in connection with business acquisitions. Impairment occurs when the carrying value of goodwill is not recoverable from future cash flows. The Company performs an assessment of goodwill for impairment at the reporting unit level annually as of September 30, and when events or circumstances indicate that impairment may have occurred. Factors which could necessitate an interim impairment assessment include a sustained decline in the Company’s stock price, prolonged negative industry or economic trends and significant underperformance relative to historical or projected future operating results.

Letter to the Securities and Exchange Commission

January 16, 2013

The Company has deemed our operating segments to be reporting units due to the fact that operations (stores) included in each operating segment have similar economic characteristics. As of December 31, 2011, the Company has six operating segments and reporting units: Sales and Lease Ownership, RIMCO, HomeSmart, Aaron’s Office Furniture, Franchise and Manufacturing. The Company’s RIMCO stores lease automobile wheels, tires and rims to customers under sales and lease ownership agreements. Although the products offered are different, these stores are managed, monitored and operated similarly to our other sales and lease ownership stores.

As of December 31, 2011, the Company’s Sales and Lease Ownership and HomeSmart reporting units are the only reporting units with assigned goodwill balances. The following is a summary of the Company’s goodwill by reporting unit at December 31:

(In Thousands)	2011	2010
Sales and Lease Ownership	$205,509	$202,379
HomeSmart	13,833	-
Total	$219,342	$202,379

The goodwill impairment test consists of a two-step process, if necessary. The first step is to compare the fair value of the reporting unit to its carrying value, including goodwill. The Company uses a multiple of gross revenue to determine the fair value of its reporting units. If the carrying value of the reporting unit exceeds the fair value, a second step is performed in order to determine the amount of impairment loss, if any. The second step compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit’s goodwill exceeds its implied fair value, an impairment charge is recognized in an amount equal to that excess. During the performance of the annual assessment of goodwill for impairment in the 2011, 2010 and 2009 fiscal years, the Company did not identify any reporting units that were not substantially in excess of their carrying values, other than the HomeSmart division for which locations were recently acquired.

The Company also will revise Note K: Segments to include disclosures in substantially the following form:

Description of Products and Services of Reportable Segments

The Company’s reportable segments are based on the operations of the Company that the chief operating decision maker regularly reviews to analyze performance and allocate resources among business units of the Company. As of December 31, 2011, the Company has six operating segments: Sales and Lease Ownership, RIMCO, HomeSmart, Aaron’s Office Furniture, Franchise and Manufacturing. The Company’s RIMCO stores lease automobile wheels, tires and rims to customers under sales and lease ownership agreements. Although the products offered are different, these stores are managed, monitored and operated similarly to our other sales and lease ownership stores.

Letter to the Securities and Exchange Commission

January 16, 2013

The Company has evaluated the characteristics of its operating segments and has determined that certain of its operating segments meet the aggregation criteria in ASC 280, Segment Reporting. Accordingly, the Company has identified four reportable segments: Sales and Lease Ownership, Franchise, HomeSmart and Manufacturing. In all periods presented, HomeSmart was reclassified from the Other Segment to the HomeSmart segment. During 2008, the Company sold its corporate furnishings division.

The Aaron’s Sales & Lease Ownership division offers electronics, residential furniture, appliances and computers to consumers primarily on a monthly payment basis with no credit requirements. The HomeSmart division offers electronics, residential furniture, appliances and computers to consumers primarily on a weekly payment basis with no credit requirements. The Company’s franchise operation sells and supports franchisees of its sales and lease ownership concept. The Manufacturing segment manufactures upholstered furniture and bedding predominantly for use by Company-operated and franchised stores. Therefore, the Manufacturing Segment revenues and earnings before income taxes are primarily the result of intercompany transactions and are eliminated through the elimination of intersegment revenues.

The Company supplementally advises the Staff that the Company has no intangible assets with indefinite lives. In addition, the Company used a single method to determine the fair values of its reporting units used in the Company’s goodwill impairment test during 2011 and 2010. There were no changes in the methodologies used for valuing goodwill in 2011 since the prior year.

Revenue Recognition, page 49

6.	Please expand your disclosures to address the following:
  Please provide a general description of your leasing arrangements, including the original terms, renewal periods, and other typical provisions of your lease arrangements. If arrangements are significantly different for different types of products, you should consider providing separate disclosures for each significant category of products. Please clarify if all of your arrangements are operating leases pursuant to ASC 840-10-25-43;
  Please disclose whether any deposits are received from customers such as security or maintenance deposits. Please disclose how these are accounted for, including how these amounts are reflected in your financial statements; and
  Please disclose how you account for initial direct costs related to your leases. Refer to ASC 840-20.

Letter to the Securities and Exchange Commission

January 16, 2013

Response:

Beginning with the Form 10-K for the year ended December 31, 2012, the Company will revise Note A: Summary of Significant Accounting Policies to include disclosures in substantially the following form:

The Company provides merchandise, consisting of consumer electronics, computers, residential furniture, appliances, and household accessories, to its customers for lease under certain terms agreed to by the customer. Two primary lease models are offered to customers: one through the Company’s Sales & Lease Ownership division (generally, a monthly model) and the other through its HomeSmart division (generally, a weekly model). The typical monthly lease model is 12, 18 or 24 months, while the typical weekly lease model is 60, 90 or 120 weeks. The Company does not require deposits upon inception of customer agreements.

In a number of states, the Company utilizes a consumer lease form as an alternative to a typical lease purchase agreement. The consumer lease differs from our state lease agreement in that it has an initial lease term in excess of four months. Generally, state laws that govern the rent-to-own industry only apply to lease agreements with an initial term of four months or less. Following satisfaction of the initial term contained in the consumer or state lease, as applicable, the customer has the right to acquire title either through a purchase option or through payment of all required rentals.

All our customer agreements are considered operating leases under the provisions of ASC 840, Leases. As such, lease revenues are recognized as revenue in the month they are due. Lease payments received prior to the month due are recorded as deferred lease revenue. Until all payment obligations are satisfied under sales and lease ownership agreements, the Company maintains ownership of the lease merchandise. Initial direct costs related to the Company’s customer agreements are expensed as incurred and have been classified as operating expenses in the Company’s consolidated statements of earnings.

The Company supplementally advises the Staff that the Company’s initial direct costs consist of commissions earned by sales personnel upon the initiation of customer agreements and approximated $6.4 million and $5.5 million in the years ended December 31, 2012 and 2011, respectively. Slightly more than 50% of lease merchandise is returned to us prior to the expiration of the customer agreement. The Company analyzed historical lease merchandise returns and determined that the majority of such returns typically occur within a few months of the inception of the customer agreement.

The Company evaluated the provisions of ASC 840-20-25-16 and ASC 840-20-35-2 and determined that the appropriate pattern of expense recognition for initial direct costs, if deferred, would be on a straight-line basis (rental income is consistent over the lease term) for the portion of lease agreements expected to reach the stated expiration date. However, the Company believes that initial direct costs associated with lease merchandise expected to be returned prior to the expiration of the customer agreement would be appropriately amortized on an accelerated basis. As such, the Company concluded that the balance sheet and income statement effects of expensing initial direct costs as incurred are not materially different from amortizing initial direct costs, if deferred.

Letter to the Securities and Exchange Commission

January 16, 2013

7.	Revenues from the sale of merchandise to franchisees are recognized at the time of receipt of the merchandise by the franchisee, and revenues from such sales to other customers are recognized at the time of shipment, at which time title and risk of ownership are transferred to the customer. Please disclose how and when these sales are reflected on your consolidated financial statements.

Response:

Beginning with the Form 10-K for the year ended December 31, 2012, the Company will revise Note A: Summary of Significant Accounting Policies to include disclosures in substantially the following form:

Revenues from the sale of merchandise to franchisees are recognized at the time of receipt of the merchandise by the franchisee based on the electronic receipt of merchandise by the franchisee within the Company’s fulfillment system. Additionally, revenues from the sale of merchandise to other customers are recognized at the time of shipment, at which time title and risk of ownership are transferred to the customer. The Company classifies the sale of merchandise to franchisees as “non-retail sales” and the sale of merchandise to other customers as “retail sales” in the consolidated statements of earnings.

Refer to Note I for discussion of recognition of other franchise-related revenues. The Company presents sales net of sales taxes.

The Company supplementally advises the Staff that, as it relates to the sale of merchandise to franchisees, the sales process begins with the franchisee’s submission of a purchase order, which is entered into the Company’s fulfillment system. Upon the Company’s delivery of the ordered products to the franchisee, the franchisee receives the product electronically into the Company’s point of sale system. This electronic receipt of product provides evidence that delivery occurred and triggers both the Company’s generation of an invoice and the resulting recognition of revenue by the Company. Furthermore, the Company’s franchisees are prohibited from selling product purchased from the Company to their ultimate customers until electronically receiving the product. Therefore, there is little lag time between the shipment to and receipt of product by franchisees.

Form 10-Q for the Period Ended September 30, 2012

General

8.	Please address the above comments in your interim filings as well, as applicable.

Letter to the Securities and Exchange Commission

January 16, 2013

Response:

The Company will adjust its disclosures in its future filings as described in its response to comment 9 below, where applicable.

Note D - Commitments, page 15

Legal Proceedings, page 15

9.	At September 30, 2012, you estimated that the aggregate exposure to loss for all material pending legal proceedings for which a loss is probable, excluding an immaterial amount for which you have already accrued, is $4.9 million. Your disclosures indicate that you only recorded an accrual for part of the probable loss rather than for the entire probable loss. Please advise how you determined this was appropriate pursuant to ASC 450-20-25-2.

Response:

In accordance with ASC 450-20-25-2, the Company accrues for litigation loss contingencies that are both probable and reasonably estimable. Based on the provisions of ASC 450-20-30-1, the Company established an accrual as of September 30, 2012 for each such probable litigation loss contingency based on either the best estimate within a range of loss or the minimum amount when no amount in the range was a better estimate than any other amount. Furthermore, ASC 450-20-50-3 requires disclosure of an additional loss if an exposure to loss exists in excess of the amount accrued. Accordingly, we advise the Staff that the Company’s disclosure of a $4.9 million aggregate exposure for probable losses in excess of amounts accrued represents the aggregate upper end of the Company’s reasonable range of loss in excess of the actual amount accrued within the estimated range of loss.

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The Company acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Staff is requested to direct any further questions regarding these filings and this letter to the undersigned at (678) 402-3314. Thank you.

Sincerely,

AARON’S, INC.

By: /s/Gilbert L. Danielson

Gilbert L. Danielson

Executive Vice President, Chief Financial Officer